UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated January 30, 2012, announcing the Company's early termination of its charter with Deiulemar Compagnia di Navigazione SpA for the M/V Friendly Seas.

This Report on Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-164370) and prospectus supplement filed with the U.S. Securities and Exchange Commission on October 12, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: January 31, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 1

PARAGON SHIPPING ANNOUNCES
EARLY TERMINATION OF CHARTER

ATHENS, Greece (January 30, 2012) - Paragon Shipping Inc. (NYSE: PRGN) ("Paragon Shipping" or the "Company"), announced today that Deiulemar Compagnia di Navigazione SpA, the charterer of the M/V Friendly Seas (the "Vessel"), a 2008 built 58,779 dwt Supramax bulkcarrier (the "Charterer"), has continued to fail to provide payment due since January 5 and has failed to provide the Vessel with voyage instructions. Accordingly, Paragon Shipping has provided written notice to the Charterer of the termination of the charter, but has received no response.  Paragon Shipping is currently seeking alternative employment for the Vessel and will seek damages for the Charterer's breach. There can be no assurance that Paragon Shipping will be able to employ the Vessel at similar rates to those under the original charter or that the Company would be able to recover any claimable amounts from the Charterer.  Current spot charter rates are significantly lower than the contracted rate under the original charter.

About Paragon Shipping
Paragon Shipping is a Marshall Islands-based international shipping company with executive offices in Athens, Greece specializing in the transportation of drybulk cargoes. The Company's current fleet consists of ten drybulk vessels with a total carrying capacity of 704,772 dwt. In addition, Paragon Shipping entered into contracts for the construction of four Handysize drybulk carriers that are scheduled to be delivered in 2012 and two 4,800 TEU Containerships that are scheduled to be delivered in 2013 and, as a result, will increase the fleet size to fourteen drybulk vessels with a total carrying capacity of 853,572 dwt and two Containerships with a total carrying capacity of 9,600 TEU. Paragon Shipping has granted Box Ships Inc., an affiliated company, the option to acquire its two Containerships under construction.  For more information, visit: www.paragonship.com. The information contained on the Company's website does not constitute part of this press release.

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include without limitation the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts
Paragon Shipping Inc.
info@paragonship.com
Allen & Caron Inc.
Rudy Barrio
r.barrio@allencaron.com
(212) 691-8087